Actions Semiconductor Reports First Quarter 2010 Results

ZHUHAI, China, May 13, 2010 – Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today reported its financial results for the first quarter ended March 31, 2010.

All financial results are reported on a U.S. GAAP basis.

Revenue for the first quarter of 2010 was $7.9 million, as compared to revenue of $7.9 million for the fourth quarter of 2009, and $12.2 million for the first quarter of 2009.

Net loss attributable to Actions Semiconductor shareholders for the first quarter of 2010 was $0.9 million, or ($0.01) per ADS, compared to net loss attributable to Actions Semiconductor shareholders of $7.5 million, or ($0.10) per ADS, for the fourth quarter of 2009, and net loss attributable to Actions Semiconductor shareholders of $1.5 million, or ($0.02) per ADS, for the first quarter of 2009.

Actions Semiconductor reported gross margin of 39.6% for the first quarter of 2010, as compared to gross margin of 34.9% for the fourth quarter of 2009, and 33.6% for the first quarter of 2009.  The Company ended the quarter with $100.0 million in cash and cash equivalents together with time deposits.  Trading securities and marketable securities, current and non-current, were $147.9 million at the end of the quarter.

Since the share repurchase programs started in 2007, the Company has invested approximately $28.8 million in repurchasing its shares.  As of March 31, 2010, approximately 12.0 million American Depositary Shares (ADSs) were repurchased.

“Our results were driven by solid demand for our products during the first quarter,” stated Mr. Niccolo Chen, CEO of Actions Semiconductor.  “We were pleased to see an increase in our high-end product shipments sequentially, particularly in our Series 13 and Series 25 products targeting the QVGA and D1 markets, respectively. Shipments from these product lines contributed 25%-30% of our overall revenue in the quarter, compared to approximately 20% in the fourth quarter of 2009.  We were pleased to see continued improvement in our gross margin as favorable shifts in our product mix and continual cost reductions offset average selling price (“ASP”) erosion during the quarter. Our new product lines targeted at the automotive, boom box and advanced MP4 sectors of the market keep driving our growth and contributing to our efforts to sustain margins. We look forward to ongoing expansions of the applications and end-markets addressed by our product portfolio through our long term R&D investments. We expect the rebound in demand for consumer electronics and stabilization of ASPs to positively impact our performance in the upcoming quarters.  Our core business strategy continues to be focused on innovating our product portfolio, leveraging our sector leadership, and preserving our strong balance sheet,” concluded Mr. Chen.

Business Outlook

The following statements are based upon management’s current expectations.  These statements are forward-looking, and actual results may differ materially.  The company undertakes no obligation to update these statements.

For the second quarter of fiscal year 2010 ending June 30, 2010, Actions Semiconductor estimates revenue in the range of $8.5 to $9.5 million, gross margin of approximately 35%, and operating expenses slightly higher on a sequential basis.  The second quarter 2010 estimates include share-based compensation of approximately $1.0 million.

Conference Call Details
Actions Semiconductor’s first quarter 2010 teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time, on Thursday, May 13, 2010.  To participate in the live call, analysts and investors should dial 877-941-2321 (within U.S.) or 480-629-9714 (outside U.S.) at least ten minutes prior to the call.  Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the company’s website at www.actions-semi.com. An audio replay of the call will be available to investors through May 14, 2010, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the passcode 4288259.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing, Shanghai, and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning signs of positive indicators in the industry for next year, growth in the market driven by continued proliferation of applications within the PMP market and incremental rebound of overall demand for these products, Actions Semiconductor’s belief that it is positioned to capture some upside from these trends, and Actions Semiconductor’s future expectations with respect to revenue, gross margin, operating expenses and share-based compensation expense.  Actions Semiconductor uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Lisa Laukkanen	Edward Chen
The Blueshirt Group	Investor Relations at Actions Semiconductor
lisa@blueshirtgroup.com	edward@actions-semi.com
415-217-4967 +86-756-3392353*1110	415-217-4968

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

	At March 31,	At December 31,	At March 31,
	2010	2009	2009
	(unaudited)	(audited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	99,924	87,706	43,696
Time deposits	47	62	103
Restricted cash	-	-	439
Marketable securities	133,434	139,984	187,144
Trading securities	500	-	7,076
Accounts receivable, net	1,940	1,891	2,502
Amount due from a related party	767	530	1,654
Amount due from an equity method investee	404	492	-
Notes receivable	-	-	112
Inventories	3,555	4,501	6,737
Prepaid expenses and other current assets	1,339	1,258	1,847
Deferred tax assets	285	371	750
Income tax receivable	55	-	-
Total current assets	242,250	236,795	252,060

Investment in equity method investees	2,025	1,577	3,963
Other investments (NIL, $420 and $289 carried at fair value as of March 31, 2010, December 31, 2009 and March 31, 2009 respectively)	3,639	3,258	7,138
Marketable securities ($13,917, NIL and NIL carried at fair value as of March 31, 2010, December 31, 2009 and March 31, 2009 respectively)	13,917	23,773	23,742
Rental deposits	61	46	60
Property, plant and equipment, net	16,341	14,437	6,914
Land use right	1,538	1,546	1,569
Acquired intangible assets, net	3,552	3,625	3,750
Deposit paid for acquisition of property, plant and equipment	-	-	2,136
Deferred tax assets	131	149	191
TOTAL ASSETS	283,454	285,206	301,523

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	2,518	2,355	5,093
Accrued expenses and other current liabilities	5,291	4,626	4,086
Other liabilities	2,196	2,124	1,960
Loan from non-controlling interest	-	-	1,500
Short-term bank loan	-	-	2,926
Income tax payable	-	129	221
Deferred tax liabilities	380	284	746
Total current liabilities	10,385	9,518	16,532

Other liabilities	326	319	176
Deferred tax liabilities	2,072	2,058	1,933
Total liabilities	12,783	11,895	18,641
Equity:
Ordinary shares	1	1	1
Additional paid-in capital	29,822	31,423	32,102
Accumulated other comprehensive income	20,074	20,239	20,270
Retained earnings	220,774	221,648	230,557
Total Actions Semiconductor Co., Ltd. shareholders' equity	270,671	273,311	282,930
Non-controlling interest	-	-	(48)
Total equity	270,671	273,311	282,882
TOTAL LIABILITIES AND EQUITY	283,454	285,206	301,523

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
(in thousands of U.S. dollars, except per share amounts)

	Three months ended	Three months ended	Three months ended
	March 31,	December 31,	March 31,
	2010	2009	2009
	(unaudited)	(unaudited)	(unaudited)

Revenues:
Third-parties:
System-on-a-chip products	6,285	6,787	8,230
Semiconductor product testing services	22	53	35
	6,307	6,840	8,265
Related-parties:
System-on-a-chip products	1,583	1,097	3,974
Total revenues	7,890	7,937	12,239
Cost of revenues:
Third-parties:
System-on-a-chip products	(3,793)	(4,337)	(5,375)
Semiconductor product testing services	(15)	(33)	(32)
	(3,808)	(4,370)	(5,407)
Related-parties:
System-on-a-chip products	(960)	(800)	(2,723)
Total cost of revenues	(4,768)	(5,170)	(8,130)
Gross profit	3,122	2,767	4,109
Other operating income	133	595	267
Operating expenses:
Research and development	(4,557)	(4,552)	(4,710)
General and administrative	(1,740)	(2,249)	(2,375)
Selling and marketing	(247)	(244)	(290)
Total operating expenses	(6,544)	(7,045)	(7,375)
Loss from operations	(3,289)	(3,683)	(2,999)
Other income (expense)	31	29	(886)
Dividend income	-	20	-
Fair value change in financial instruments	132	-	41
Interest income	2,434	2,679	2,873
Other-than-temporary impairment loss on investments	-	(6,397)	(27)
Loss before income taxes, equity in net loss of equity method investees and non-controlling interest	(692)	(7,352)	(998)
Income tax (expense) credit	(30)	152	(395)
Equity in net loss of equity method investees	(152)	(302)	(179)

Net loss	(874)	(7,502)	(1,572)
Less: Net loss attributable to non-controlling interest	-	-	83
Net loss attributable to Actions Semiconductor Co.,Ltd.	(874)	(7,502)	(1,489)

Net loss per share-basic and diluted:
Net loss attributable to Actions Semiconductor Co.,Ltd.	(0.002)	(0.016)	(0.003)

Basic and diluted (per ADS)	(0.012)	(0.099)	(0.019)

Weighted-average shares used in computation:
Basic	446,860,734	454,845,873	467,919,929
Basic and diluted	446,860,734	454,845,873	467,919,929

Weighted-average ADS used in computation :
Basic	74,476,789	75,807,646	77,986,655
Basic and diluted	74,476,789	75,807,646	77,986,655

Note: Stock compensation recorded in each
expense classification above is as follows:
Cost of revenues	-	-	-
Research and development	690	582	651
General and administrative	275	316	343
Selling and marketing	41	43	52

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three months ended	Three months ended	Three months ended
	March 31,	December 31,	March 31,
	2010	2009	2009
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net loss	(874)	(7,502)	(1,572)
Adjustments to reconcile net loss to net cash provided by		-
Operating activities:	-	-
Depreciation of property, plant and equipment	481	508	536
Land use right	8	8	8
Allowance for doubtful accounts receivable	(102)	-	(60)
Amortization of acquired intangible assets	536	475	814
Utilization of subsidy from local authorities of Beijing and Zhuhai, the People's Republic of China ("PRC")	-	-	(226)
Write down of inventories	-	38	126
Loss (gain) on disposal of property, plant and equipment	-	2	(7)
Gain on disposal of other investment	(137)	-	-
Equity in net loss of equity method investees	152	302	179
Share-based compensation	1,006	941	1,046
Fair value change in trading securities	3	-	(41)
Deferred taxes	213	(178)	400
Other-than-temporary impairment loss on investments	-	6,397	-
Proceeds from disposal of trading securities	-	-	23,574
Purchase of trading securities	-	-	(11,310)
Changes in operating assets and liabilities:
Accounts receivable	53	907	(7)
Amount due from a related party	(237)	2,421	(157)
Notes receivable	-	83	(38)
Inventories	946	206	1,846
Amount due from an equity method investee	88	(492)	-
Prepaid expenses and other current assets	(81)	67	(321)
Accounts payable	163	(2,189)	1,050
Accrued expenses and other current liabilities	(1,917)	(272)	(2,590)
Income tax receivable	(55)	-	-
Income tax payable	(129)	(33)	-
Rental deposit (paid) refunded	(15)	22	(21)
Net cash provided by operating activities	102	1,711	13,229

Investing activities:
Increase in an equity method investees	(600)	-	-
Proceeds from the disposal of other investments	354	-	-
Purchases of trading securities	(470)	-	-
Proceed from redemption of marketable securities	45,235	48,898	13,613
Purchase of marketable securities	(28,810)	(876)	(23,742)
Proceeds from disposal of property, plant and equipment	-	3	27
Increase in deposit paid for acquisition of property, plant and equipment	-	-	(1,733)
Purchase of property, plant and equipment	(761)	(1,695)	(340)
Purchase of intangible assets	(300)	(387)	(412)
Decrease in restricted cash	-	40	-
Decrease (increase) in time deposits	15	-	(42)
Net cash from (used in) investing activities	14,663	45,983	(12,629)

Financing activities:
Proceeds from short-term bank loans	-	-	2,926
Advance subsidy from local authorities of Shenzhen and Zhuhai, the PRC	79	(215)	299
Repurchase of ordinary shares	(2,607)	(2,777)	(5,550)
Net cash used in financing activities	(2,528)	(2,992)	(2,325)

Net increase (decrease) in cash and cash equivalents	12,237	44,702	(1,725)

Cash and cash equivalents at the beginning of the period	87,706	43,001	45,435

Effect of exchange rate changes on cash	(19)	3	(14)
Cash and cash equivalents at the end of the period	99,924	87,706	43,696